EXHIBIT 99.1
August 11, 2009

Below is an announcement that Thomson Reuters made on August 11, 2009 in the United Kingdom via RNS, a Regulatory Information Service.

Notification of Transactions of Directors/Persons
Discharging Managerial Responsibility or Connected Persons

NEW YORK, NY – August 11, 2009 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today reported transactions by Thomas H. Glocer (Chief Executive Officer) and Devin Wenig (Markets Division Chief Executive Officer).

Yesterday, Mr. Glocer sold 200,000 Thomson Reuters PLC ordinary shares at an average price of £20.11 per share. Today, Mr. Wenig sold 100,000 Thomson Reuters PLC ordinary shares at an average price of £19.78 per share. Mr. Glocer and Mr. Wenig sold shares to rebalance their respective portfolios, which were heavily concentrated and will remain over majority invested in Thomson Reuters. Mr. Glocer is also planning to use certain sale proceeds to fund the acquisition of a primary residence.

Mr. Glocer and Mr. Wenig were also recently credited with 1,237 and 638 Thomson Reuters Corporation deferred share units, respectively, from notional dividend equivalents. Mr. Wenig also recently acquired 108 Thomson Reuters Corporation common shares through the company’s employee stock purchase plan (ESPP) at a price of US$24.91 per share. He also acquired 1 additional Thomson Reuters Corporation common share through the ESPP as a result of automatic dividend reinvestment.

The table below sets forth information as of August 11, 2009 about Mr. Glocer’s and Mr. Wenig’s respective beneficial ownership of Thomson Reuters securities following these transactions:

Name	Common Shares – Thomson Reuters Corp.	Ordinary Shares – Thomson Reuters PLC (1)	Restricted share units –Thomson Reuters Corp.	Options – Thomson Reuters Corp.	Deferred share units – Thomson Reuters Corp.
Thomas H. Glocer	--	445,231	695,313	670,170	140,000
Devin Wenig	577	295,994	353,178	345,900	141,666

(1) Includes American Depositary Shares (ADSs), each of which represents six ordinary shares.

Under its dual listed company (DLC) structure, Thomson Reuters has two parent companies – Thomson Reuters Corporation and Thomson Reuters PLC. Thomson Reuters proposed unification of its DLC structure is expected to close on September 10, 2009 if UK court approval is received later this month. This notification relates to a transaction notified in accordance with Disclosure Rule and Transparency Rule 3.1.4R(1)(a).

Contacts:

Fred Hawrysh Senior Vice President, Corporate Affairs 1.646 223 5285 fred.hawrysh@thomsonreuters.com	Frank Golden Senior Vice President, Investor Relations 1.646 223 5288 frank.golden@thomsonreuters.com

Victoria Brough Head of External Affairs, EMEA +44 (0) 207 542 8763 victoria.brough@thomsonreuters.com